SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                         (Amendment No. 3; Final)
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              WLR Foods, Inc.
                             (Name of Issuer)

                         Common Stock, no par value
                      (Title of Class of Securities)


                                 929286102
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                              August 5, 1994
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:


                            Page 1 of 11 pages

                               SCHEDULE 13D

CUSIP No.  929286102                                  Page 2 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN & CO., L.P.                                   13-3321472

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          343,300 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            343,300 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    343,300 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.1% (See Item 5)

14) TYPE OF REPORTING PERSON
         PN

SCHEDULE 13D

CUSIP No.  929286102                                  Page 3 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN FOCUS FUND L.P.                    13-3746015

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY




4)  SOURCE OF FUNDS

         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          20,500 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            20,500 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    20,500 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .2% (See Item 5)

14) TYPE OF REPORTING PERSON
         PN

                               SCHEDULE 13D

CUSIP No.  929286102                                  Page 4 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN INTERNATIONAL LIMITED

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          96,600 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            96,600 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    96,600 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .9% (See Item 5)

14) TYPE OF REPORTING PERSON
         CO

                               SCHEDULE 13D

CUSIP No.  929286102                                  Page 5 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN PARTNERS L.P.                  13-3544838

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

SEC  USE ONLY


4)  SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          363,800 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            363,800 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    363,800 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.3% (See Item 5)

14) TYPE OF REPORTING PERSON
         PN

                               SCHEDULE 13D

CUSIP No.  929286102                                  Page 6 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN PARTNERS INC.                  13-3537972

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

         (b)SEE ITEM 5

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          460,400 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            460,400 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    460,400 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.2% (See Item 5)

14) TYPE OF REPORTING PERSON
         CO

                               SCHEDULE 13D

CUSIP No.  929286102                                  Page 7 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MARK DICKSTEIN

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          460,400 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            460,400 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    460,400 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.2% (See Item 5)

14) TYPE OF REPORTING PERSON
         IN

             Amendment No. 3 to Schedule 13D (Final Amendment)


    This statement amends the Schedule 13D, dated May 2, 1994, as amended by Amendment No. 1 to Schedule 13D, dated May 20, 1994 and by Amendment No. 2 to Schedule 13d, dated May 23, 1994 (the
"Schedule 13D"), filed by Dickstein & Co., L.P. ("Dickstein &
Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners,
L.P. ("Dickstein Partners"), Dickstein Partners Inc.
("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, no par value, (the "Common Stock"), of WLR Foods, Inc., a
Virginia corporation (the "Company"). Notwithstanding this Amendment No. 3, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I.   Items 5(a), 5(c) and 5(e) of the Schedule 13D,
"Interest in Securities of the Issuer" are amended and restated as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 460,400 shares of Common Stock, representing approximately 4.2% of the shares of
Common Stock. 1/ Dickstein & Co. beneficially owns 343,300 of such shares of Common Stock (approximately 3.1% of the share outstanding); and Dickstein Focus beneficially owns 20,500 of such shares of Common Stock (approximately .2% of the shares outstanding); and Dickstein International beneficially owns 96,600 of such shares of Common Stock (approximately .9% of the shares outstanding)."

         "(c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

         "(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on August 5, 1994. Accordingly, the
Reporting Persons no longer have a reporting obligation under Section
13(d) of the Exchange Act, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein which may occur after the date hereof."

1/       Based on 10,971,776 shares of Common Stock reported to be
         outstanding on May 12, 1994 as set forth in the Company's Quarterly
						   Report on Form 10-Q for the quarter ending April 2, 1994.

                                 SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: August 8, 1994


                   DICKSTEIN & CO., L.P.

                   By:  Alan Cooper, as Vice President of
                   Dickstein Partners Inc., the general
                   partner of Dickstein Partners, L.P.,
                   the general partner of Dickstein & Co., L.P.

                   /s/ Alan Cooper
                   Name:  Alan Cooper


                   DICKSTEIN INTERNATIONAL LIMITED

                   By:  Alan Cooper, as Vice President of
                   Dickstein Partners Inc.,
                   the agent of Dickstein International Limited

                   /s/ Alan Cooper
                   Name:  Alan Cooper


                   DICKSTEIN FOCUS FUND L.P.

                   By:  Alan Cooper, as Vice President
                   of Dickstein Partners Inc.,
                   the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus Fund L.P.

                   /s/ Alan Cooper
                   Name:  Alan Cooper

                   DICKSTEIN PARTNERS, L.P.

                   By:  Alan Cooper, as Vice President
                   of Dickstein Partners Inc.,
                   the general partner of Dickstein Partners, L.P.

                   /s/ Alan Cooper
                   Name:  Alan Cooper


                   DICKSTEIN PARTNERS INC.

                   By:  Alan Cooper, as Vice President

                   /s/ Alan Cooper
                   Name:  Alan Cooper

                   /s/ Mark Dickstein
                   Name:  Mark Dickstein

                         TRANSACTIONS IN COMMON       SCHEDULE II

                         STOCK OF WLR FOODS, INC.



Shares Sold by Dickstein & Co., L.P.

           Number of
            Shares      Price per                   Total
Date         Sold         share       Commission    Proceeds

6/13/94     10,700      26.5000         25.00    283,525.00
6/14/94      8,400      28.0000         25.00    235,175.00
7/28/94      4,000      25.9375         25.00    103,725.00
8/1/94      26,500      23.6250         25.00    626,037.50
8/2/94      30,000      23.5830         25.00    707,465.00
8/5/94      61,000      20.4770         25.00  1,249,072.00

Shares Sold by Dickstein International Limited

           Number of
            Shares      Price per                   Total
Date         Sold         share       Commission    Proceeds
6/13/94      2,600      26.5000         25.00     68,875.00
6/14/94      2,100      28.0000         25.00     58,775.00
8/5/94      18,000      20.4770         25.00    368,561.00


Shares Sold by Dickstein Focus Fund L.P.

           Number of
            Shares      Price per                   Total
Date         Sold         share       Commission    Proceeds
6/13/94        700      28.0000         25.00     19,575.00
6/14/94        500      28.0000         25.00     13,975.00
7/28/94        500      25.9375         25.00     12,943.75
8/1/94       2,500      23.6250         25.00     59,037.50
8/5/94       1,000      20.4770         25.00     20,452.00